Exhibit 99.1

GERDAU S.A.

CNPJ/MF n.º 33.611.500/0001-19

NOTICE TO THE MARKET

Gerdau S.A. announces to the market that, through a resolution dated May 29, 2018, Chile’s antitrust agency Procuradoria Econômica Nacional approved the sale of 100% of the shares of Aza Participações SpA and its subsidiaries Gerdau AZA SA, Aceros Cox SA, Armacero - Matco SA and Salomon Sack S.A., by Gerdau Chile Inversiones Limitada, an indirect subsidiary of Gerdau SA, to a group of Chilean investors formed by Ingeniería e Inversiones Limitada, Inversiones Reyosan SpA, Los Andes S.A. de Inversiones and Matco Cables SpA, in accordance with the terms agreed upon in the purchase and sale commitment entered into on October 4, 2017. In view of the approval, said sale of Gerdau’s operations in Chile, which includes three productions plants with annual installed production capacity of 520,000 tons of recycled long steel goods and the associated distribution network in said country, should be consummated in July 2018.

São Paulo, 30 May 2018.

Harley Lorentz Scardoelli Executive Vice-President Investor Relations Officer